SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO.2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Greenland Technologies Holding Corporation

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

G4095T107

(CUSIP Number)

October 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4095T107

1	Name of Reporting Person Cenntro Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”)
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,231,949 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,231,949 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,231,949 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 68.79% (2)
12	Type of Reporting Person FI

(1)	Represents 7,231,949 ordinary shares held by Cenntro Holding Limited, a Hong Kong company (“Cenntro Holding”), which is directly and wholly owned by Cenntro Enterprise Limited, a Hong Kong company (“Cenntro Enterprise”), which is directly and wholly owned by Peter Zuguang Wang, the chairman of the board of directors of the Issuer.

(2)	The beneficial ownership percentage is calculated based on 10,513,327 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G4095T107

1	Name of Reporting Person Cenntro Enterprise Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,231,949 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,231,949 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,231,949 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 68.79% (2)
12	Type of Reporting Person FI

(1)	Represents 7,231,949 ordinary shares directly held by Cenntro Holding, which is directly and wholly owned by Cenntro Enterprise, which is directly and wholly owned by Peter Zuguang Wang, the chairman of the board of directors of the Issuer.

(2)	The beneficial ownership percentage is calculated based on 10,513,327 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G4095T107

1	Name of Reporting Person Peter Zuguang Wang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,500 (1)
	6	Shared Voting Power 7,231,949 (2)
	7	Sole Dispositive Power 2,500 (1)
	8	Shared Dispositive Power 7,231,949 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,234,449 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 68.81% (3)
12	Type of Reporting Person IN

(1)	Represents 2,500 ordinary shares directly held by Peter Zuguang Wang.

(2)	Represents 7,231,949 ordinary shares directly held by Cenntro Holding, which is directly and wholly owned by Cenntro Enterprise, which is directly and wholly owned by Peter Zuguang Wang, the chairman of the board of directors of the Issuer.

(3)	The beneficial ownership percentage is calculated based on 10,513,327 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

Explanatory Note

This amendment No. 2 (the “Amendment”) to the 13D is filed to amend and supplement the statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2019 (together with any amendments thereto filed with the SEC, the “Schedule 13D”).

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Cenntro Holding Limited, a Hong Kong company (“Cenntro Holding”), Cenntro Enterprise Limited, a Hong Kong company (“Cenntro Enterprise”) the sole director and shareholder of Cenntro Holding, and Peter Zuguang Wang, the sole director and shareholder of Cenntro Enterprise (collectively, the “Cenntro Holding Group” or “Reporting Persons”), relating to ordinary shares, no par value (“Ordinary Shares”) of Greenland Technologies Holding Corporation, a British Virgin Islands company (the “Issuer”).

This Amendment is being filed because the Ordinary Shares beneficially owned by the Reporting Persons has decreased by an amount in excess of one percent of the total number of Ordinary Shares outstanding. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 13D remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 13D.

Item 1. Security and Issuer

Securities acquired:	Ordinary Shares, no par value per share

Issuer:	Greenland Technologies Holding Limited 11-F, Building #12, Sunking Plaza, Gaojiao Road Hangzhou, Zhejiang, China, 311122

Item 2. Identity and Background

(a)-(b) This Schedule 13D is jointly filed by Cenntro Holding, Cenntro Enterprise, and Peter Zuguang Wang.  Because Cenntro Enterprise is the director and sole shareholder of Cenntro Holding, Peter Zuguang Wang is the director and sole shareholder of Cenntro Enterprise (with Cenntro Holding, Cenntro Enterprise, and Peter Zuguang Wang hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the Ordinary Shares held by Cenntro Holding.

Each of the persons identified in this Schedule 13D is sometimes referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.

The principal place of business for each of the Reporting Persons is 11-F, Building #12, Sunking Plaza, Gaojiao Road, Hangzhou, Zhejiang, China, 311122.

(c) The principal occupation of Peter Zuguang Wang is the chairman of the Board of Directors of the Issuer, as well as serving as the director and sole shareholder of Cenntro Enterprise. The principal business of Cenntro Enterprise is to be the director and the sole shareholder of Cenntro Holding and make security investment in other companies. The principal business of Cenntro Holding is to be a shareholder of the Issuer.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cenntro Holding and Cenntro Enterprise are organized under the laws of Hong Kong. Peter Zuguang Wang is a citizen of the United States.

Item 3. Source and Amount of Funds

On December 13, 2019, Welkin Machinery Investment I, L.P (“Welkin”) entered into a share purchase agreement with Mr. Peter Wang, pursuant to which Welkin agreed to cancel the indebtedness of Sinomachinery Group Limited (“Sinomachinery”) to Welkin in the amount of US$2 million in consideration for 193,051 Ordinary Shares of the Issuer. Sinomachinary is a related party of the Issuer as both entities are under common control by Peter Zuguang Wang, the Issuer’s controlling shareholder and chairman of the board of directors. On October 2, 2020, Peter Zuguang Wang, through Cennto Holding Limited, transferred 193,051 Ordinary Shares to Welkin.

On April 13, 2021, the Reporting Persons, through Cenntro Holding Limited, sold 50,000 Ordinary Shares under Rule 144.

On April 19, 2021, Peter Zuguang Wang acquired 2,500 Ordinary Shares from the Issuer as compensation for his services as a director.

On April 21, 2021, the Reporting Persons, through Cenntro Holding Limited, sold 25,000 Ordinary Shares under Rule 144.

Item 4. Purpose of the Transaction

The purpose of the acquisition is for investment only.

As of the date of this filing, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Cenntro Holding beneficially owns 7,231,949 Ordinary Shares, which represents 68.79% of the Issuer’s outstanding Ordinary Shares.

Cenntro Enterprise, who is the director and sole shareholder of Cenntro Holding, may be deemed to beneficially own the Ordinary Shares held by Cenntro Holding.

Peter Zuguang Wang, who is the director and sole shareholder of Cenntro Enterprise, may be deemed to beneficially own the Ordinary Shares held by Cenntro Holding. In addition, Peter Zuguang Wang directly owns 2,500 Ordinary Shares. Peter Zuguang Wang therefore beneficially owns 7,234,449 Ordinary shares, which represents 68.81% of the Issuer’s outstanding Ordinary Shares.

The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Ordinary Shares beneficially owned by each Reporting Person as set forth in this Schedule 13D by (ii) 10,513,327 Ordinary Shares outstanding as of the date of this filing.

(c) To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect the Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2021

Cenntro Holding Limited

/s/ Peter Wang
Name:	Peter Wang
Title:	Director

Cenntro Enterprise Limited

/s/ Peter Wang
Name:	Peter Wang
Title:	Director

/s/ Peter Wang
Name:	Peter Wang